For Immediate Release

NORSAT INTRODUCES ELEMENT SERIES Ku-Band BUCs

ELEMENT BUCs feature high reliability for global VSAT applications in a compact form factor

Vancouver, British Columbia – July 30, 2013 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, is pleased to announce the launch of the compact ELEMENT series of Ku-band Block Upconverters (BUCs) for fixed and portable VSAT applications.

The ELEMENT series of Ku-band BUCs offer 2W, 3W, 4W, and 6W power output options and 18 frequency options (including standard and extended band) for global satellite communication deployments. ELEMENT BUCs offer industry leading compact form factors in addition to the high quality and reliability customers have come to depend upon from Norsat. The ELEMENT line complements Norsat’s leading Ku band LNB and microwave component products and expand Norsat’s unparalleled Ku, X, Ka, and C Band microwave and satcom components product portfolio.

“We believe the ELEMENT series of BUCs are the smallest and highest performing BUCs in the market today”, states Norsat President & CEO, Dr. Amiee Chan. “Broadening our product portfolio and offering our worldwide channel new and innovative products is part of Norsat’s long term growth strategy”.

The ELEMENT BUC series offers:

•	Output power from 2W to 6W
•	Small size and weight, starting at 1.4lbs
•	Choice of up to 18 frequency bands
•	2 year warranty

ELEMENT series BUCs are in stock and available for purchase. For more information on ELEMENT BUCs visit www.norsat.com/elementbuc or call 1-604-821-2805.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com